Exhibit 99.1

CRONOS GROUP INC.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2018 and June 30, 2017

(in thousands of Canadian dollars)

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018 and June 30, 2017

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2018 and December 31, 2017
(in thousands of CDN $)

	Notes	As at June 30, 2018	As at December 31, 2017
Assets
Current assets
Cash		$89,609	$9,208
Accounts receivable	22(i)	2,844	1,140
Sales taxes receivable		6,952	3,114
Prepaids and other receivables		4,112	790
Biological assets	6	6,899	3,722
Inventory	6	12,334	8,416
Loan receivable	7,22(i)	314	314
Total current assets		123,064	26,704
Promissory note receivable	8,22(i)	1,304	-
Investment in Whistler	9	3,851	3,807
Other investments	10	725	1,347
Property, plant and equipment	11	93,657	56,172
Intangible assets	12	11,043	11,207
Goodwill	13	1,792	1,792
Total assets		$235,436	$101,029

Liabilities
Current liabilities
Accounts payable and other liabilities	22(ii)	$2,333	$7,878
Total current liabilities		2,333	7,878
Construction loan payable	14	5,565	5,367
Deferred income tax liability	21	268	1,416
Total liabilities		8,166	14,661
Shareholders' equity
Share capital	15(a)	224,742	83,559
Shares to be issued	15(c)	17	-
Warrants	16(a)	1,868	3,364
Stock options	16(b)	3,810	2,289
Accumulated deficit		(4,051)	(3,724)
Accumulated other comprehensive income		884	880
Total shareholders' equity		227,270	86,368
Total liabilities and shareholders' equity		$235,436	$101,029
Commitments and contingencies	20
Subsequent events	25

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Approved on behalf of the Board of Directors:

"Michael Gorenstein"	"James Rudyk"
Director	Director

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three and six months ended June 30, 2018 and June 30, 2017
(in thousands of CDN $, except share and per share amounts)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2018	2017	2018	2017
Revenue	17	$3,394	$643	$6,339	$1,157

Cost of sales
Inventory expensed to cost of sales, before fair value adjustments	5,6	1,254	215	2,821	413
Gross profit before fair value adjustments		2,140	428	3,518	744
Fair value adjustments
Unrealized change in fair value of biological assets	5,6	(6,831)	(1,122)	(9,575)	(2,701)
Realized fair value adjustments on inventory sold in the period	5,6	2,625	429	4,819	1,288
Total fair value adjustments		(4,206)	(693)	(4,756)	(1,413)
Gross profit		6,346	1,121	8,274	2,157

Operating expenses
Sales and marketing		364	87	950	131
General and administrative		4,219	1,872	6,680	3,208
Share-based payments	16(b),19	950	439	1,724	631
Depreciation and amortization	11,12	323	228	608	429
Total operating expenses		5,856	2,626	9,962	4,399

Operating income (loss)		490	(1,505)	(1,688)	(2,242)

Other income (expense)
Interest income (expense)		(37)	13	(59)	(137)
Share of income from Whistler investment	9	3	313	44	416
Gain on other investments	10	-	1,330	221	1,271
Total other income (expense)		(34)	1,656	206	1,550

Income (loss) before income taxes		456	151	(1,482)	(692)

Income tax recovery	21	(267)	(23)	(1,155)	(22)
Net income (loss)		$723	$174	$(327)	$(670)
Other comprehensive income
Gain on revaluation and disposal of other investments, net of tax	10,21	39	11	4	694
Comprehensive income (loss)		$762	$185	$(323)	$24
Net income (loss) per share
Basic and diluted	18	$0.00	$0.00	$(0.00)	$(0.01)
Weighted average number of outstanding shares
Basic	18	175,529,196	132,647,546	166,343,078	128,824,503
Diluted	18	211,524,230	167,787,028	166,343,078	128,824,503

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
For the three and six months ended June 30, 2018 and June 30, 2017
(in thousands of CDN $, except number of share amounts)

	Notes	Number of shares	Share capital	Shares to be issued	Share-based reserve		Accumulated deficit	Accumulated other comprehensive income	Total
					Warrants	Stock options
Balance at January 1, 2017		121,725,748	$33,590	$-	$3,983	$735	$(6,215)	$1,584	$33,677
Shares issued	15(a)	7,705,000	17,336	-	-	-	-	-	17,336
Share issuance costs		-	(1,322)	-	-	-	-	-	(1,322)
Vesting of options	16(b)	-	-	-	-	631	-	-	631
Options exercised	16(b)	394,163	689	-	-	(247)	-	-	442
Warrants exercised	16(a)	3,317,416	1,272	-	(383)	-	-	-	889
Unrealized gains reclassified to net income	10	-	-	-	-	-	-	(691)	(691)
Net loss		-	-	-	-	-	(670)	-	(670)
Other comprehensive income	10	-	-	-	-	-	-	694	694
Balance at June 30, 2017		133,142,327	$51,565	$-	$3,600	$1,119	$(6,885)	$1,587	$50,986

Balance at January 1, 2018		149,360,603	$83,559	$-	$3,364	$2,289	$(3,724)	$880	$86,368
Shares issued	15(a)	15,677,143	146,032	-	-	-	-	-	146,032
Share issuance costs		-	(9,444)	-	-	-	-	-	(9,444)
Vesting of options	16(b)	-	-	-	-	1,724	-	-	1,724
Options exercised	16(b)	353,339	682	-	-	(142)	-	-	540
Warrants exercised	16(a)	11,364,335	3,852	-	(1,496)	-	-	-	2,356
Shares to be issued	15(c)	-	-	17	-	-	-	-	17
Share appreciation rights	16(b)	150,215	61			(61)			-
Net loss		-	-	-	-	-	(327)	-	(327)
Other comprehensive loss	10,21	-	-	-	-	-	-	4	4
Balance at June 30, 2018		176,905,635	$224,742	$17	$1,868	$3,810	$(4,051)	$884	$227,270

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2018 and June 30, 2017
(in thousands of CDN $)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2018	2017	2018	2017
Operating activities
Net income (loss)		$723	$174	$(327)	$(670)
Items not affecting cash:
Unrealized change in fair value of biological assets	5,6	(6,831)	(1,122)	(9,575)	(2,701)
Realized fair value adjustments on inventory sold in the period	5,6	2,625	429	4,819	1,288
Share-based payments	16(b),19	950	439	1,724	631
Depreciation and amortization	11,12	575	228	1,115	429
Share of income from Whistler investment	9	(3)	(313)	(44)	(416)
Gain on other investments	10	-	(1,330)	(221)	(1,271)
Deferred income tax recovery	21	(267)	(23)	(1,155)	(22)
Foreign exchange loss (gain)		4	-	(12)	-
		(2,224)	(1,518)	(3,676)	(2,732)
Net changes in non-cash working capital:
Accounts receivable		(318)	(55)	(1,704)	(191)
Sales taxes receivable		(2,686)	-	(3,838)	-
Prepaids and other receivables		544	(2,087)	(3,322)	(2,152)
Biological assets		4,422	1,079	6,398	1,711
Inventory		(5,945)	(883)	(8,737)	(2,093)
Accrued interest on loan receivable		-	-	-	(5)
Accounts payable and other liabilities		(659)	136	(5,750)	208
Cash flows used in operating activities		(6,866)	(3,328)	(20,629)	(5,254)
Investing activities
Repayment of purchase price liability		-	-	-	(1,299)
Investment in Whistler	9	-	(1,076)	-	(1,076)
Investment in ABcann Global Corporation	10	-	(1,016)	-	(1,016)
Proceeds from sale of other investments	10	280	1,683	967	1,771
Payment to exercise ABcann Global Corporation warrants	10	-	-	(113)	-
Advances of promissory note receivable	8	(378)	-	(1,304)	-
Purchase of property, plant and equipment	11	(30,025)	(3,494)	(37,667)	(5,529)
Purchase of intangible assets	12	(38)	-	(169)	-
Cash flows used in investing activities		(30,161)	(3,903)	(38,286)	(7,149)
Financing activities
Proceeds from exercise of warrants	15(b)	132	245	1,412	889
Proceeds received for shares to be issued	15(c)	-	-	961	-
Proceeds from exercise of options	16(b)	467	185	540	442
Proceeds from share issuance	15(a)	100,032	-	146,032	17,336
Share issuance costs		(6,363)	-	(9,444)	(1,322)
Payment of accrued interest on construction loan	14	-	-	(185)	-
Repayment of mortgage payable		-	(4,000)	-	(4,000)
Cash flows provided by (used in) financing activities		94,268	(3,570)	139,316	13,345
Net change in cash		57,241	(10,801)	80,401	942
Cash - beginning of period		32,368	15,207	9,208	3,464
Cash - end of period		$89,609	$4,406	$89,609	$4,406
Supplemental cash flow information
Interest paid		$189	$80	$496	$200

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

1.	Nature of business

Cronos Group Inc. ("Cronos Group" or the "Company"), was incorporated under the Business Corporations Act (Ontario). Cronos Group is a publicly traded corporation, with its head office located at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3. The Company's common shares are currently listed on the Toronto Stock Exchange ("TSX") and Nasdaq Global Market under the trading symbol "CRON".

Hortican Inc. ("Hortican"), is a wholly owned subsidiary of Cronos Group, incorporated under the Canada Business Corporations Act ("CBCA").

Cronos Group operates two wholly owned licensed producers and sellers ("Licensed Producers") of medical cannabis pursuant to the provisions of the Controlled Drugs and Substances Act ("CDSA") and its relevant regulation, the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), namely Peace Naturals Project Inc. ("Peace Naturals"), which has production facilities near Stayner, Ontario, and Original BC Ltd. ("OGBC"), which has a production facility in Armstrong, British Columbia. Currently, Cronos Group sells dried cannabis flower and cannabis oils under its medical cannabis brand, Peace Naturals.

OGBC was incorporated as In the Zone Produce Ltd. ("In the Zone") under the Business Corporations Act (British Columbia) and was acquired by Hortican on November 5, 2014. In the Zone changed its name to OGBC on October 16, 2017, and was continued under the CBCA on the same day. OGBC is a Licensed Producer pursuant to the provisions of the ACMPR and the CDSA. On February 26, 2014, Health Canada issued an initial cultivation license to OGBC under the ACMPR which has since been amended and supplemented. OGBC's current license has an effective term from February 28, 2017 to February 28, 2020 and grants OGBC the right to engage in the production and sale of dried cannabis flower. The license was amended to reflect its name change on October 20, 2017.

Peace Naturals was incorporated under the CBCA, and was acquired by Hortican on September 6, 2016. Peace Naturals is a Licensed Producer pursuant to the provisions of the ACMPR and the CDSA. On October 31, 2013, Health Canada issued an initial license to Peace Naturals for activities related to the production and sale of dried cannabis flower under the ACMPR, which has since been amended and supplemented. Peace Naturals' current license has an effective term from November 1, 2016 to November 1, 2019 and grants Peace Naturals the right to engage in, among other things, the production and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants, and cannabis oils. On January 22, 2018, the Company announced that Peace Naturals received a dealer's license pursuant to the Narcotic Control Regulations and CDSA from Health Canada, which allows Peace Naturals to export medical cannabis extracts, including concentrated oil and resin products, internationally.

Cronos Australia PTY Ltd. ("Cronos Australia") was incorporated under the Corporations Act 2001 (Australia) on December 6, 2016 by Cronos Group. Cronos Group holds 50% of the outstanding shares of Cronos Australia.

Indigenous Roots Inc. and Cronos Indigenous Holdings Inc. were incorporated under the CBCA on December 14, 2016 and March 16, 2017, respectively. Both corporations are wholly owned by Hortican. These two corporations, along with a third party limited partnership, formed Indigenous Roots LP on April 18, 2017.

Cronos Global Holdings Inc. ("Cronos Global") was incorporated under the CBCA on April 25, 2017 by Hortican. Cronos Global will be the holding company for the Company's future global operations.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

2.	Basis of presentation

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and June 30, 2017, have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting. The accounting policies adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The Company applies, for the first time, International Financial Reporting Standard ("IFRS") 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments. As required by IAS 34, the nature and effect of these changes are disclosed in Note 3.

The unaudited condensed interim consolidated financial statements do not conform in all respects to the requirements of IFRS as issued by the International Accounting Standards Board ("IASB") for annual financial statements. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the December 31, 2017 audited consolidated financial statements and notes.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the "Board") on August 13, 2018.

(a)	Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Cronos Group Inc., and its wholly owned subsidiaries, Hortican Inc., OGBC, Peace Naturals, Indigenous Roots Inc., Cronos Indigenous Holdings Inc., and Cronos Global. All intercompany transactions, balances, revenues and expenses have been eliminated upon consolidation. The Company applies the acquisition method to account for business combinations. Acquisition related costs are expensed as incurred.

(b)	Basis of measurement

Apart from certain assets and liabilities measured at fair value as required under certain IFRSs, the unaudited condensed interim consolidated financial statements have been presented and prepared on the basis of historical cost.

(c)	Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and all of its subsidiaries.

(d)	Estimates and critical judgments by management

The preparation of these unaudited condensed interim consolidated financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(i)	Warrants and options

Warrants and options are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or option and expected risk-free interest rate.

(ii)	Useful lives and impairment of long-lived assets

Long-lived assets are defined as property, plant and equipment and intangible assets with finite lives. Depreciation and amortization are dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment, and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii)	Impairment of cash-generating units and goodwill

The impairment test for cash generating units ("CGUs") to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate.

(iv)	Fair value of privately held financial assets classified as fair value through other comprehensive income

The Company's management considers specific information about the investee companies, trends in general market conditions, and the share performance of similar publicly traded companies when valuing the Company's privately held investments.

Management considers the following factors to indicate a change in the fair value, or impairment of, a privately held investment, and may adjust the value if:

a.

there has been significant subsequent equity financing provided by outside investors at a value which differs from the current recorded value of the investee company, in which case the fair value of the investment is adjusted to equal the value at which that financing took place;

b.

there have been significant corporate, political, legal, or operating events affecting the investee company such that management believes they will materially impact the investee company's prospects and therefore its fair value. In these circumstances, the adjustment to fair value of the investment will be based on management's judgment;

c.	the investee company is placed into receivership or bankruptcy;
d.	based on financial information received from the investee company, it is evident that the investee company is unlikely to be able to continue as a going concern;
e.	receipt or denial by the investee company of medical marijuana licenses from Health Canada, which allow the investee company to initiate or continue operations; and
f.	management changes by the investee company that the Company's management believes will have an impact on the investee company's ability to achieve its objectives and build value for shareholders.

(v)	Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(vi)	Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell. As a result, critical estimates related to the valuation of biological assets are also applicable to inventory.

Determining the fair value less costs to sell requires the Company to make assumptions about the expected future yield from the cannabis plants, the value associated with each stage of the plants' growth cycle, estimated selling price, costs to convert harvested cannabis into finished goods, and costs to sell. The Company's estimates are, by their nature, subject to change.

3.	Adoption of new accounting pronouncements

(a)	Amendments to IFRS 2 Share-based payments

The amendments to IFRS 2 clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments was January 1, 2018. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments on the current period.

(b)	IFRS 15 Revenue from contracts with customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 became effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company has adopted this new standard as of its effective date using the full retrospective method of adoption, and have assessed no significant changes as a result of the adoption of this new standard on the current period.

Under IFRS 15, the revenue recognition model has changed from one based on the transfer of risks and rewards of ownership to the transfer of control. The Company’s contracts with customers for the sales of dried cannabis and cannabis oil include one performance obligation, a promise in a contract with a customer to transfer a good or service. As the transfer of risks and rewards generally coincides with the transfer of control at a point in time, upon shipment or delivery, depending on the contract, the timing and amount of revenue considering discounts, rebates, and variable consideration, recognized from this principal revenue stream has not changed as a result of the adoption of this new standard.

The following is the Company's revenue recognition policy in accordance with IFRS 15:

(i)	Revenue recognition

Revenue is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Company's contracts with customers for the sales of dried cannabis and cannabis oil include one performance obligation. The Company has concluded that revenue from the sale of these products should be recognized at the point in time when control of the assets is transferred to the customer, which is on shipment or delivery, depending on the contract.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(c)	IFRS 9 Financial instruments

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only three categories: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis with the exception of financial assets that were derecognized at the date of initial application, January 1, 2018. The 2017 comparatives were not restated. As a result of the new classification model and measurement requirements under IFRS 9, the Company has elected to classify the available-for-sale investments as fair value through other comprehensive income investments. Under this classification, there is no recycling of gains or losses from accumulated other comprehensive income to profit or loss. Due to the adoption of IFRS 9, during the three and six months ended June 30, 2018, a net gain (loss) of approximately $(224) and $294 respectively on the disposal of investments classified as fair value through other comprehensive income was recorded in other comprehensive income rather than profit or loss during the period. The new classification and measurement of the Company's financial assets are as follows:

(i)	Equity instruments at fair value through other comprehensive income ("FVOCI")

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. The Company classified its quoted and unquoted equity instruments as equity instruments at FVOCI. Equity instruments in this category are subsequently measured at fair value with changes recognized in other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Dividend income is recognized in earnings. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9.

(ii)	Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion. Financial assets classified in this category are carried at amortized cost using the effective interest method.

(iii)	Fair value through profit or loss

This category includes derivative instruments as well as quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

The assessment of the Company's business models was made as of the date of initial application, January 1, 2018, and then applied retrospectively to those financial assets that were not derecognized before January 1, 2018.

	IAS 39	IFRS 9
Financial assets
Cash	Fair value through profit or loss	Fair value through profit or loss
Accounts receivable	Amortized cost	Amortized cost
Promissory note receivable	Amortized cost	Amortized cost
Loan receivable	Amortized cost	Amortized cost
Other investments	Available-for-sale	FVOCI
Financial liabilities
Accounts payable and other liabilities	Amortized cost	Amortized cost
Construction loan payable	Amortized cost	Amortized cost

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(iv)	Impairment of financial assets

The adoption of IFRS 9 has fundamentally changed the Company's accounting of impairment losses for financial assets by replacing IAS 39's incurred loss approach with a forward-looking expected credit loss ("ECL") approach. IFRS 9 requires the Company to record an allowance for ECLs for all debt financial assets not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at a rate approximating the asset's original effective interest rate.

4.	New and revised standards and interpretations issued but not yet effective

(a)	IFRS 16 Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from Contracts with Customers. The Company will adopt this new standard as of its effective date. The Company is currently evaluating the impact of the adoption of this new standard on its condensed interim consolidated financial statements.

(b)	IFRIC 23 Uncertainty over income tax treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 will be effective for the Company’s fiscal year beginning on January 1, 2019, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its condensed interim consolidated financial statements.

5.	Accounting Changes

(a)	Change in estimate

The Company has revised its estimate of the useful life of the Health Canada Licenses, described in Note 12. Previously, the Company estimated that the licenses had an indefinite life. During the three months ended, March 31, 2018, the Company has revised its estimate, and assessed that the licenses have an estimated useful life equal to the remaining useful life of the corresponding facilities.

(b)	Change in accounting policy

During the three months ended June 30, 2018, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs attributable to the biological asset transformation. The previous accounting policy was to expense these costs as period costs. The new accounting policy is as follows:

(i)	Biological assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest. Production costs related to the transformation of biological assets to the point of harvest are capitalized, which become the cost basis of the biological assets, and are then revalued to fair value less costs to sell at the end of the period. Agricultural produce consisting of cannabis is measured at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of inventory after harvest. Gains or losses arising from changes in fair value less costs to sell, excluding capitalized production costs, are included under fair value adjustments within the statement of operations. Upon harvest, capitalized production costs are transferred to inventory and are included in inventory expensed to cost of sales when the inventory is sold.

The new accounting policy provides more reliable and relevant information to users as the gross profit before fair value adjustments only considers the costs incurred on inventory sold during the year, and excludes costs incurred on the biological transformation until the related harvest is sold. The following demonstrates the change for each prior period presented. There is no impact of this policy change on gross profit, net income (loss), basic and diluted earnings per share, the statement of financial position, or the statement of changes in equity on the current or any prior period.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

	Three Months Ended June 30, 2018		Three Months Ended June 30, 2017
	Original accounting policy	New accounting policy	Original accounting policy	New accounting policy
Statement of Operations and Comprehensive Income (Loss)
Cost of sales
Inventory expensed to cost of sales, before fair value adjustments	$259	$1,254	$55	$215
Production costs	1,996	-	174	-
Total cost of sales (recovery)	2,255	1,254	229	215
Gross profit before fair value adjustments	1,139	2,140	414	428
Fair value adjustments:
Unrealized change in fair value of biological assets	(8,827)	(6,831)	(1,296)	(1,122)
Realized fair value adjustments on inventory sold in the period	3,620	2,625	589	429
Total fair value adjustments	(5,207)	(4,206)	(707)	(693)
Gross profit	$6,346	$6,346	$1,121	$1,121

	Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
	Original accounting policy	New accounting policy	Original accounting policy	New accounting policy
Statement of Operations and Comprehensive Income (Loss)
Cost of sales
Inventory expensed to cost of sales, before fair value adjustments	$780	$2,821	$125	$413
Production costs	3,710	-	409	-
Total cost of sales (recovery)	4,490	2,821	534	413
Gross profit before fair value adjustments	1,849	3,518	623	744
Fair value adjustments:
Unrealized change in fair value of biological assets	(13,285)	(9,575)	(3,110)	(2,701)
Realized fair value adjustments on inventory sold in the period	6,860	4,819	1,576	1,288
Total fair value adjustments	(6,425)	(4,756)	(1,534)	(1,413)
Gross profit	$8,274	$8,274	$2,157	$2,157

	Three Months Ended June 30, 2018		Three Months Ended June 30, 2017
	Original accounting policy	New accounting policy	Original accounting policy	New accounting policy
Statement of Cash Flows
Operating activities
Items not affecting cash:
Unrealized change in fair value of biological assets	$(8,827)	$(6,831)	$(1,296)	$(1,122)
Realized fair value adjustments on inventory sold in the period	3,620	2,625	589	429
Net changes in non-cash working capital:
Increase in biological assets	6,418	4,422	1,253	1,079
Increase in inventory	(6,940)	(5,945)	(1,043)	(883)
Net effect on cash flows used in operating activities	$(5,729)	$(5,729)	$(497)	$(497)

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

	Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
	Original accounting policy	New accounting policy	Original accounting policy	New accounting policy
Statement of Cash Flows
Operating activities
Items not affecting cash:
Unrealized change in fair value of biological assets	$(13,285)	$(9,575)	$(3,110)	$(2,701)
Realized fair value adjustments on inventory sold in the period	6,860	4,819	1,576	1,288
Net changes in non-cash working capital:
Increase in biological assets	10,108	6,398	2,120	1,711
Increase in inventory	(10,778)	(8,737)	(2,381)	(2,093)
Net effect on cash flows used in operating activities	$(7,095)	$(7,095)	$(1,795)	$(1,795)

6.	Biological assets and inventory

The Company's biological assets consist of cannabis plants. The changes in the carrying amount of the biological assets are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018 (Note 5)	2017 (Note 5)	2018 (Note 5)	2017 (Note 5)
Biological assets - beginning of period	$4,490	$2,742	$3,722	$1,795
Unrealized change in fair value of biological assets	6,831	1,122	9,575	2,701
Transferred to inventory upon harvest	(4,422)	(1,079)	(6,398)	(1,711)
Biological assets - end of period	$6,899	$2,785	$6,899	$2,785

As of June 30, 2018, it is expected that the Company's biological assets will ultimately yield approximately 2,426 kg of medical cannabis (December 31, 2017 - 1,695 kg). As at June 30, 2018, the Company has 14,440 plants that are biological assets (December 31, 2017 - 7,353 plants).

The direct and indirect costs related to biological assets and inventory are allocated as follows:

Nature of cost	Allocation basis (i)
Consumables (insect control, fertilizers, soil)	100% allocated to production costs as these costs are incurred to support plant growth
Facilities labour (including salaries and benefits)	Allocated based on job descriptions of various personnel of which 25% allocated to processing costs and 75% allocated to production costs
Quality control labour (including salaries and benefits)

Allocated based on time spent on quality control of plants versus harvested product of which 50% allocated to production costs to ensure plant health and 50% allocated to processing costs, to test quality of harvested product

Production labour (including salaries and benefits)	Allocated based on job descriptions of various personnel of which 20% allocated to processing costs and 80% allocated to production costs
Utilities	Allocated based on estimates of usage of which 10% allocated to processing costs and 90% allocated to production costs
Property taxes, amortization, security	Allocated based on estimates of square footage of which 20% allocated to processing costs, 50% allocated to production costs, and 30% allocated to operating expenses
Packaging costs	100% allocated to processing costs

(i)

Processing costs are capitalized to inventory and then recognized in inventory expensed to cost of sales when the inventory is sold. Production costs are capitalized to biological assets as a cost directly attributable to growing the plants. Refer to Note 5(b)(i).

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

The fair value of the biological assets at the point of harvest becomes the initial deemed cost for the inventory. Subsequent to harvest, all direct and indirect costs related to inventory are capitalized to inventory to the extent that cost is less than net realizable value. Upon sale of the inventory, these costs are recorded in cost of sales as inventory expensed to cost of sales in the statement of operations and comprehensive income (loss), which includes the realized fair value increments on inventory sold during the period.

All of the plants are to be harvested into medical cannabis and as at June 30, 2018, on average, the plants were 42% complete (December 31, 2017 - 46%). This is a time measure of the plants’ age relative to the estimated growth cycle of 16 weeks.

The Company’s valuation model for determining the fair value of biological assets is based on the stage of plant growth relative to the number of weeks in the growth cycle, multiplied by the estimated harvest yield, multiplied by the estimated selling price less costs to sell per gram. Management has assessed that there is a linear relationship between plant growth and fair value, as there is no significant initial cost associated with the plant, no observable market for a partially grown plant, and costs are incurred consistently over the term of the plant’s growth cycle. The estimates of growing cycle, harvest yield, and costs per gram are based on the Company’s historical results. The estimate of the selling price per gram is based on the Company’s historical sales in addition to the Company’s expected sales price going forward.

The Company has made the following significant estimates in this valuation model:
•	Average number of weeks in the growing cycle is sixteen weeks from propagation to harvest
•	Average harvest yield of whole flower and trim is 168 grams per plant
•	Average selling price of whole flower is $8.50 per gram
•	Processing costs include drying and curing, testing and packaging, and post-harvest overhead allocation, and oil extraction costs estimated to be $0.87 per gram
•	Selling costs include shipping, order fulfillment, and labelling, estimated to be $0.47 per gram

The Company has performed the following sensitivity analysis on the significant unobservable inputs as at June 30, 2018:

Input	Impact of 5% decrease in input
Selling price per gram	Decrease in biological assets by $397 and decrease in inventory by $583
Harvest yield per gram	Decrease in biological assets by $336
Average number of weeks in growing cycle	Increase in biological assets by $353
Processing costs per gram	Increase in biological assets by $39 and increase in inventory by $7
Selling costs per gram	Increase in biological assets by $22 and increase in inventory by $32

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

Inventory as at June 30, 2018 consisted of the following:

	As at June 30, 2018	As at December 31, 2017
Dry cannabis
Finished goods	$9,264	$6,145
Work-in-process	1,566	1,630
	10,830	7,775

Cannabis oils
Finished goods	695	332
Work-in-process	353	-
	1,048	332

Raw materials	171	183
Supplies and consumables	285	126
	$12,334	$8,416

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

As at June 30, 2018, the Company held 1,166 kg of dry cannabis and 350 L of cannabis oil as finished goods (December 31, 2017 - 815 kg and 137 L, respectively). In addition, the Company held 218 kg (December 31, 2017 - 243 kg) of harvested cannabis in the processing stage, and 187 L (December 31, 2017 - nil) of harvested cannabis in the oil extraction processing stage, classified as work-in-process as at June 30, 2018. Finally, 0.267 kg of seeds were held by the Company as raw materials (December 31, 2017 - 0.288 kg).

The amount of inventory expensed to cost of sales, before fair value adjustments, during the period is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018 (Note 5)	2017 (Note 5)	2018 (Note 5)	2017 (Note 5)
Inventory expensed to cost of sales	$3,879	$644	$7,640	$1,701
Realized fair value adjustments on inventory sold in the period (i)	(2,625)	(429)	(4,819)	(1,288)
Inventory expensed to cost of sales, before fair value adjustments (ii)	$1,254	$215	$2,821	$413

(i)	This figure is included in the statement of operations as a fair value adjustment.
(ii)	This figure is recorded in the statement of operations as cost of sales.

7.	Loan receivable

	As at June 30, 2018	As at December 31, 2017
Loan receivable from Evergreen Medicinal Supply Inc. ("Evergreen") (i)	$265	$265
Add: Accrued interest	49	49
Loan receivable	$314	$314

(i)	The loan is due on demand. The loan accrued interest at 8% per year, up to March 31, 2017, calculated and payable annually in arrears.

8.	Promissory note receivable

The Company announced a strategic joint venture in Israel ("Cronos Israel") with the Israeli agricultural collective settlement Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture and distribution of medical cannabis. Following the receipt of approval from the Israeli Ministry of Health to issue equity interests, the Company will hold a 70% interest in each of the nursery and cultivation operations and a 90% interest in each of the manufacturing and distribution operations. Gan Shmuel has provided the Company a promissory note for monies advanced from the Company up to the sum of 2,700 Israeli Shekels ("ILS") ($978). During the three months ended June 30, 2018, the Company advanced 900 ISL in excess of the 2,700 ILS promissory note receivable. As such, 900 ILS ($326) receivable is unsecured. The promissory note shall be returned to Gan Shmuel on the date that is 12 months after the date of receipt of the final cannabis cultivation license.

9.	Investment in Whistler

As at June 30, 2018, the investment represents an approximate 19.0% (December 31, 2017 - 20.3%) ownership in Whistler Medical Marijuana Corporation ("Whistler"), incorporated in British Columbia, Canada. Whistler is a licensed producer and seller of medical marijuana with operations in British Columbia, Canada.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

A reconciliation of the carrying amount of the investment is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Balance - beginning of period	$3,848	$2,669	$3,807	$2,566
Purchase of additional shares	-	1,076	-	1,076
Company's share of income	3	313	44	416
Balance - end of period	$3,851	$4,058	$3,851	$4,058

10.	Other investments

Other investments consist of investments in common shares and warrants of several companies in the medical cannabis industry. These investments, with the exception of shares of Evergreen and warrants of ABcann Global Corporation (now known as "VIVO Cannabis Inc.") ("ABcann"), were traded in an active market as of the relevant period end date and, as a result, had a reliably measurable fair value as of such period end dates.

	As at June 30, 2018	As at December 31, 2017
Fair value through other comprehensive income investments
Canopy Growth Corporation ("Canopy") (i)	$425	$877
Evergreen (iii)	300	300
	$725	$1,177

Fair value through profit or loss investment
ABcann - share warrants (ii and v)	-	170
	$725	$1,347

The gains (losses) recognized upon the increase (decrease) in the fair value of other investments was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Gain recognized in net income (loss)
Canopy (i)	$-	$-	$-	$36
ABcann - shares (ii)	-	1,038	-	1,038
ABcann - share warrants (ii and v)	-	292	221	197
	$-	$1,330	$221	$1,271

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Gain (loss) recognized through other comprehensive income before taxes
The Hydropothecary Corporation (iv)	$-	$(324)	$-	$314
Canopy (i)	53	(80)	235	(35)
ABcann - shares (ii)	(34)	415	(224)	415
	$19	$11	$11	$694

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(i)	During the six months ended June 30, 2018, the Company sold some of its shares of Canopy for proceeds of $687 (June 30, 2017 - $88).

(ii)

During the six months ended June 30, 2018, the Company exercised 182,927 share warrants for aggregate consideration of $113, for additional shares of ABcann. Prior to the exercise, the share warrants were revalued to fair value using the Black-Scholes option pricing model. Subsequently, the Company sold all of its shares of ABcann for proceeds of $280.

During the six months ended June 30, 2017, ABcann completed a reverse takeover with Panda Capital Inc. As a result of this transaction, ABcann began trading on the TSX. The Company subscribed for additional shares of ABcann of $1,016 and sold certain shares of ABcann for proceeds of $1,683 during the three months ended June 30, 2017.

(iii)

On March 16, 2017, Evergreen received a cultivation license under the ACMPR. As a result, the Company completed its subscription for a second tranche of shares of Evergreen for $100 and exercised its option to acquire an additional 5% of the equity of Evergreen for $500, for a total additional investment of $600. However, Evergreen, through its counsel, has indicated that the Company is not entitled to any interest in Evergreen and has rejected the payment. The Company filed a statement of claim in the Supreme Court of British Columbia and Evergreen has filed a statement of defence. The Company intends to vigorously pursue the enforcement of its rights to acquire equity in Evergreen.

(iv)

During the six months ended June 30, 2017, BFK Capital Corp. acquired all of the outstanding shares of Hydropothecary Corporation, and began trading as Hydropothecary Corporation, (TSX: HEXO).  As a result of this transaction, Hydropothecary Corporation executed a 6:1 stock split.

(v)

As at December 31, 2017, the fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate: 1.66%; volatility: 65%; share price: $1.53 per share; expected life: 0.76 years; and dividend yield: Nil%.

11.	Property, plant and equipment

Cost	As at January 1, 2018	Additions	As at June 30, 2018
Land	$1,558	$19	$1,577
Building structures	11,518	1,780	13,298
Furniture and equipment	134	293	427
Computer equipment	148	87	235
Security equipment	886	64	950
Production equipment	2,481	246	2,727
Road	137	-	137
Leasehold improvements	1,497	87	1,584
Equipment under finance lease	-	217	217
Construction in progress	39,337	35,474	74,811
	$57,696	$38,267	$95,963

During the six months ended June 30, 2018, there were non-cash additions from the capitalization of transaction costs and accrued interest on construction in progress amounting to $383 (June 30, 2017 - $Nil), refer to Note 14. As at June 30, 2018 the net carrying amount of property, plant, and equipment includes equipment held under finance lease with a net carrying amount of $186 (December 31, 2017 - $Nil), refer to Note 15.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

Accumulated depreciation	As at January 1, 2018	Additions	As at June 30, 2018
Building structures	$433	$308	$741
Furniture and equipment	43	28	71
Computer equipment	75	27	102
Security equipment	196	91	287
Production equipment	431	210	641
Road	10	3	13
Leasehold improvements	336	84	420
Equipment under finance lease	-	31	31
	1,524	782	2,306
Net book value	$56,172		$93,657

During the six months ended June 30, 2018, $392 (June 30, 2017 - $Nil) of depreciation expense was recorded as part of inventory expensed to cost of sales and production costs. An additional $115 of depreciation expense remained capitalized in inventory as at June 30, 2018 (December 31, 2017 - $Nil).

Cost	As at January 1, 2017	Additions	As at June 30, 2017
Land	$1,558	$-	$1,558
Building structures	2,761	1,296	4,057
Furniture and equipment	63	65	128
Computer equipment	88	14	102
Security equipment	474	189	663
Production equipment	2,106	813	2,919
Road	137	-	137
Leasehold improvements	1,429	-	1,429
Construction in progress	6,034	3,152	9,186
	$14,650	$5,529	$20,179

Accumulated depreciation	As at January 1, 2017	Additions	As at June 30, 2017
Building structures	$120	$85	$205
Furniture and equipment	18	12	30
Computer equipment	36	18	54
Security equipment	60	57	117
Production equipment	103	179	282
Road	5	3	8
Leasehold improvements	186	75	261
	528	429	957
Net book value	$14,122		$19,222

12.	Intangible assets

Cost	As at January 1, 2018	Additions	As at June 30, 2018
Software	$-	$169	$169
Health Canada Licenses - OGBC	1,611	-	1,611
Health Canada Licenses - Peace Naturals	9,596	-	9,596
	$11,207	$169	$11,376

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

Accumulated amortization	As at January 1, 2018	Additions	As at June 30, 2018
Software	$-	$16	$16
Health Canada Licenses - OGBC	-	50	50
Health Canada Licenses - Peace Naturals	-	267	267
	-	333	333
Net book value	$11,207		$11,043

Cost	As at January 1, 2017	Additions	As at June 30, 2017
Health Canada Licenses - OGBC	$1,611	$-	$1,611
Health Canada Licenses - Peace Naturals	9,596	-	9,596
Net book value	$11,207	$-	$11,207

13.	Goodwill

	As at January 1, 2018	Additions	As at June 30, 2018
OGBC	$392	$-	$392
Peace Naturals	1,400	-	1,400
	$1,792	$-	$1,792

	As at January 1, 2017	Additions	As at June 30, 2017
OGBC	$392	$-	$392
Peace Naturals	1,400	-	1,400
	$1,792	$-	$1,792

14.	Construction loan payable

	As at June 30, 2018	As at December 31, 2017
First advance	$6,304	$6,304
Less: transaction costs (net of amortization)	(802)	(1,122)
Add: accrued interest	63	185
	$5,565	$5,367

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

On August 23, 2017, Peace Naturals, as borrower, signed a construction loan agreement with Romspen Investment Corporation as lender, to borrow $40,000, to be funded by way of multiple advances. The aggregate advances are limited to $35,000 until the lender receives an appraisal valuing the property in British Columbia at an amount of not less than $8,000. The loan bears interest at a rate of 12% per annum, calculated and compounded monthly, in arrears, on the amounts advanced from the date of each advance. The term of the loan is two years, with the borrower's option to extend for another twelve months. The loan is guaranteed by Cronos Group, Hortican, OGBC, the responsible-person-in-charge and the senior-person-in-charge of OGBC and Peace Naturals. The loan is secured as follows:

(a)	first-ranking charge on the land owned by OGBC, Peace Naturals, and Hortican, (the "Property") with a net book value of approximately $1,577 as at June 30, 2018 (December 31, 2017 - $1,558);
(b)	first-ranking general assignment of all present and future leases of each Property;
(c)

general security agreements creating first-ranking security interests on all the personal property of Peace Naturals and the corporate guarantors including without limitation, goods, chattels, paper, documents, accounts, intangible assets, securities, monies, books and records;

(d)

specific assignment of each Property's right, title, and interest in the construction project for which the loan is being used to fund, including licenses, permits, plans and specifications, development approvals and agreements;

(e)

acknowledgement of the status and terms of any contracts affecting or with respect to each Property including without limitation, any pertaining to ownership, insurance, shared facilities, passageway agreements, or similar matters, confirming the good status of such contracts, and the rights of the lender under such contracts;

(f)	the subordination of all other indebtedness of Peace Naturals;
(g)

an unconditional, joint and several covenant by the guarantors as principal debtor for the performance of obligations by Peace Naturals, it being understood that the lender is not obliged to proceed against Peace Naturals or exhaust any security before proceeding against the guarantors;

(h)	assignment, postponement, and subordination by the corporate guarantors in favour of the lender;
(i)	assignment of all insurance policies with respect to each Property and the construction project;
(j)	pledge of the shares of Peace Naturals, OGBC, and Hortican;
(k)	an environmental indemnity from Peace Naturals and the corporate guarantors; and
(l)	deficiency and completion guarantee from Peace Naturals and the corporate guarantors.

15.	Share capital

(a)	Common Shares

The Company is authorized to issue an unlimited number of no par value common shares.

The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

During the six months ended June 30, 2018, the Company issued 15,677,143 (June 30, 2017 - 7,705,000) common shares for aggregate gross proceeds of $146,032 (June 30, 2017 - $17,336) through two bought deal offerings.

(b)	Special Shares
The Company is authorized to issue an unlimited number of special shares, issuable in series.

The special shares may be issued in one or more series and the Board is authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares in each series. No special shares have been issued since the Company's incorporation.

(c)	Shares to be issued

The Company received cash of $17 for the exercise of options, for which common shares were not yet issued as of June 30, 2018. Refer to Note 16(b).

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

16.	Share-based payments

(a)	Warrants

The following is a summary of the changes in warrants for the period from January 1, 2017 to June 30, 2017:

	Grant date	Exercise price	Number of warrants	Amount
Balance at January 1, 2017			45,885,172	$3,983
Exercise of warrants				-
January	January 30, 2014	$0.71	(375,565)	(164)
January	January 18, 2013	0.08	(298,066)	-
March	October 8, 2015	0.31	(1,140,351)	(117)
April	October 28, 2015	0.31	(350,877)	(66)
April	January 18, 2013	0.08	(744,198)	-
May	January 18, 2013	0.08	(165,377)	-
May	October 28, 2015	0.31	(192,982)	(36)
June	January 18, 2013	0.08	(50,000)	-
Expiry of warrants			(19,210)	-
Balance at June 30, 2017			42,548,546	$3,600

The following is a summary of the changes in warrants for the period from January 1, 2018 to June 30, 2018:

	Grant date	Exercise price	Number of warrants	Amount
Balance at January 1, 2018			38,654,654	$3,364
Exercise of warrants
January	January 18, 2013	$0.08	(2,898,784)	-
February	May 27, 2016	0.25	(2,128,112)	(391)
March	October 8, 2015	0.31	(766,086)	(78)
March	May 27, 2016	0.25	(1,179,497)	(217)
April	May 27, 2016	0.25	(3,851,316)	(710)
June	May 27, 2016	0.25	(540,540)	(100)
Expiry of warrants			(82,695)	-
Balance at June 30, 2018			27,207,624	$1,868

As at June 30, 2018, the Company had outstanding warrants as follows:

Grant date	Number of warrants	Exercise price	Expiry
October 8, 2015	3,335,594	$0.31	October 8, 2020
October 23, 2015	1,478,245	0.31	October 23, 2020
October 28, 2015	9,548	0.31	October 28, 2020
May 13, 2016	8,510,812	0.25	May 13, 2021
May 27, 2016	13,873,425	0.25	May 27, 2021
	27,207,624	$0.26

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(b)	Stock Options

(i)	Stock Option Plans

The Company had adopted an amended and restated stock option plan dated May 26, 2015 (the “2015 Stock Option Plan”) which was approved by shareholders of the Company at the annual and general meeting of shareholders held on June 28, 2017. The 2015 Stock Option Plan allowed the Board to award options to purchase shares to certain directors, officers, key employees and service providers of the Company.

On June 28, 2018, the shareholders of the Company approved a new stock option plan (the “2018 Stock Option Plan”) which superseded the 2015 Stock Option Plan. No further awards will be granted under the 2015 Stock Option Plan; however shares may be purchased by the holders of any outstanding stock options previously issued under the 2015 Stock Option Plan.

Participants under the 2018 Option Plan are eligible to be granted options to purchase shares at an exercise price established upon approval of the grant by the Board. When options are granted, the exercise price is, with respect to a particular date, the closing price as reported by the TSX on the immediately preceding trading day (the “Fair Market Value”). The 2018 Option Plan does not authorize grants of options with an exercise price below the Fair Market Value.

Vesting conditions for grants of options are determined by the Board. The typical vesting for employee grants is quarterly vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the options is established by the Board, provided that the term of an option may not exceed seven years from the date of the grant.

The 2018 Option Plan also provides for the issuance of share appreciation rights (“SARs”) in tandem with options. Each SAR entitles the holder to surrender to the Company, unexercised, the right to subscribe for shares pursuant to the related option and to receive from the Company a number of shares, rounded down to the next whole share, with a Fair Market Value on the date of exercise of each such SAR that is equal to the difference between such Fair Market Value and the exercise price under the related option, multiplied by the number of shares that cease to be available under the option as a result of the exercise of the SAR, subject to satisfaction of applicable withholding taxes and other source deductions. Each unexercised SAR terminates when the related option is exercised or the option terminates, including upon a change in control. Upon each exercise of a SAR in respect of a share covered by an option such option is cancelled and is of no further force or effect in respect of such share.

(ii)	Summary of changes
The following is a summary of the changes in options for the period from January 1, 2017 to June 30, 2017:

	Grant date	Exercise price	Number of options	Amount
Balance at January 1, 2017			6,177,594	$735
Exercise of options
January	January 30, 2014	$0.71	(32,009)	(14)
February	August 5, 2014	1.15	(32,000)	(23)
March	September 19, December 17, 2014	1.15	(171,695)	(104)
April	August 5, 2014	1.15	(93,000)	(66)
April	October 6, 2016	1.23	(30,416)	(15)
May	August 5, 2014	1.15	(35,043)	(25)
Issuance of options	April 12, 2017	3.14	3,299,000
Vesting of issued options			-	631
Balance at June 30, 2017			9,082,431	$1,119

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

The following is a summary of the changes in options for the period from January 1, 2018 to June 30, 2018:

	Grant date	Exercise price	Number of options	Amount
Balance at January 1, 2018			11,603,750	$2,289
Issuance of options
January	January 30, 2018	$8.40	280,000	-
January	January 31, 2018	9.00	150,000	-
May	May 18, 2018	7.57	1,195,000	-
June	June 28, 2018	8.22	180,000	-
Exercise of options
January	October 6, 2016	1.23	(8,333)	(4)
January	April 12, 2017	3.14	(2,291)	(4)
January	August 23, 2017	2.42	(1,041)	(1)
February	October 6, 2016	1.23	(20,800)	(10)
February	April 12, 2017	3.14	(2,500)	(4)
February	August 23, 2017	2.42	(2,291)	(3)
March	April 12, 2017	3.14	(2,000)	(3)
March	August 23, 2017	2.42	(3,000)	(4)
April	November 16, 2016	1.50	(300,000)	(101)
May	April 12, 2017	3.14	(125)	-
May	August 23, 2017	2.42	(125)	-
June	August 5, 2016	0.50	(83,333)	(20)
June	October 6, 2016	1.23	(91,333)	(46)
June	April 12, 2017	3.14	(833)	(1)
June	August 23, 2017	2.42	(1,667)	(2)
Expiry of options			(8,000)	-
Vesting of issued options			-	1,724
Balance at June 30, 2018			12,881,078	$3,810

The weighted average share price at the dates the options were exercised during the six months ended June 30, 2018 was $9.08 per share (June 2017 - $2.61 per share).

As at June 30, 2018, the Company had outstanding and exercisable options as follows:

			Weighted average
Grant date	Vesting terms	Number of options	Exercise price	Remaining contractual life (years)
August 5, 2016	Evenly over 48 months	1,058,333	$0.50	3.10
October 6, 2016	Evenly over 48 months	3,457,618	1.23	3.27
November 21, 2016	Evenly over 48 months	182,000	1.84	3.40
April 12, 2017	Evenly over 48 months	3,288,251	3.14	3.79
August 23, 2017	Evenly over 48 months	2,889,876	2.42	4.15
November 9, 2017	Evenly over 48 months	200,000	3.32	4.36
January 30, 2018	Evenly over 48 months	280,000	8.40	4.59
January 31, 2018	Evenly over 48 months	150,000	9.00	4.59
May 18, 2018	Evenly over 48 months	1,195,000	7.57	4.88
June 28, 2018	Evenly over 60 months	180,000	8.22	5.00
Outstanding at June 30, 2018		12,881,078	$2.90	3.82
Exercisable at June 30, 2018		3,804,668	$2.00	3.57

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

These options shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issuance, and can only be settled in equity.

As at June 30, 2018, the weighted average exercise price of options outstanding was $2.90 per option (December 31, 2017 - $2.05 per option). The weighted average exercise price of options exercisable was $2.00 per option (December 31, 2017 - $1.71 per option).

(iii)	Fair Value of Options Issued During the Period

 The fair value of the options issued during the period was determined using the Black-Scholes option pricing model, using the following inputs:

	Six Months Ended June 30,
	2018	2017
Share price at grant date (per share)	$7.57 - $9.00	$3.27
Exercise price (per option)	$7.57 - $9.00	$3.14
Risk free interest rate	2.01% - 2.23%	0.96%
Expected life of options (in years)	5	5
Expected annualized volatility	55%	55%
Expected dividend yield	0%	0%
Weighted average Black-Scholes value at grant date (per option)	$3.72 - $4.40	$1.59

(iv)	Expenses Arising from Share-based Payments

The total expenses arising from share-based payments recognized during the six months ended June 30, 2018 were $1,724 (June 30, 2017 - $631).

17.	Revenue from contracts with customers

The following is the disaggregation of the Company's revenue from contracts with customers:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Dry cannabis	$2,715	$643	$5,335	$1,157
Cannabis oils	636	-	891	-
Other	43	-	113	-
Total revenue from contracts with customers	$3,394	$643	$6,339	$1,157

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

18.	Earnings (loss) per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Numerator
Net income (loss) attributable to common shareholders	$723	$174	$(327)	$(670)
Net income (loss) used in the computation of basic and diluted income (loss) per share	$723	$174	$(327)	$(670)

Denominator
Weighted average number of common shares outstanding for computation of basic income (loss) per share	175,529,196	132,647,546	166,343,078	128,824,503
Dilutive effect of warrants	26,917,949	34,553,620	-	-
Dilutive effect of options	9,077,085	585,862	-	-
Weighted average number of common shares for computation of diluted loss per share	211,524,230	167,787,028	166,343,078	128,824,503

For the six months ended June 30, 2018 and 2017, all instruments were anti-dilutive.

19.	Related party transactions and balances

The following is a summary of the Company's related party transactions during the period:

(a)	Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executive and non-executive directors. Compensation provided to key management is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Short-term employee benefits, including salaries and fees	$110	$106	$219	$212
Professional fees	58	-	116	71
Share-based payments	356	161	695	228
	$524	$267	$1,030	$511

As at June 30, 2018, there were no balances payable to members of key management (December 31, 2017 -$Nil).

20.	Commitments and contingencies

(a)	The following is a summary of the Company's minimum operating lease obligations for its premises due in future fiscal years:

Remainder of 2018	$44
2019	112
2020	96
2021	92
2022	95
2023	8
$447

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

In addition to the minimum lease payments, the Company is required to pay realty taxes and other occupancy costs.

(b)	The following contingencies are related to Peace Naturals:

(i)

MedCann Access Acquisition Claim. 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (collectively, the “Plaintiffs”) commenced a claim against Peace Naturals and a number of other parties, for $15,000 in damages as a result of an alleged breach of obligations to them by terminating a share purchase transaction for the acquisition of the Plaintiffs’ company, MedCann Access. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend this claim; accordingly, no provision for loss has been recognized. On February 21, 2018, the parties began the discovery phase of the proceedings.

(ii)

Warrants Claim. Jeffrey Gobuty, brother to Mark Gobuty, former CEO of Peace Naturals, brought a claim against Peace Naturals for $300 and for warrants valued at $125 that were purportedly issued by Mark Gobuty, the former CEO of Peace Naturals. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend this claim. The plaintiff has not actively pursued this claim in over two years.

(iii)

Former Employees' Unlawful Termination Claims. Peace Naturals, Cronos Group and certain directors were served with claims by a former employee for damages of $580 and 30,000 options of the Company, and the former CEO of Peace Naturals for approximately $12,682 and a 10% equity interest in Peace Naturals, in connection with alleged claims of wrongful termination. Both plaintiffs have amended their pleadings to discontinue the claims against the individual directors. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend these claims; accordingly, no provision for loss has been recognized.

(c)	The following contingency is related to Hortican:

(i)

Illingworth Claim. On March 9, 2018, Philip Illingworth (the "Claimant") filed a claim in the Supreme Court of British Columbia against Evergreen, its directors, Welton Construction Limited, 0611389 B.C. Ltd. and Hortican, claiming among other things, declarations and an order for specific performance that the plaintiff is the owner of 50% of the shares of Evergreen. On June 20, 2018, the claim was discontinued by the Claimant against Hortican Inc.

21.	Income taxes

The Company's combined Canadian federal and provincial statutory income tax rate is 26.5% for the three and six months ended June 30, 2018 and June 30, 2017. The rate is expected to apply for the full year and is applied to the pre-tax income of the three and six months.

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The changes in the net deferred tax liability are provided below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Balance - beginning of period	$555	$1,458	$1,416	$1,457
Recognized in income	(267)	(23)	(1,155)	(22)
Recognized in other comprehensive income	(20)	-	7	-
Balance - end of period	$268	$1,435	$268	$1,435

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

22.	Financial instruments

(i)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s accounts receivable, promissory note receivable, and loan receivable. The maximum exposure to credit risk is the carrying value of these financial assets. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. As at June 30, 2018 and December 31, 2017, there were no impairment losses recognized on the promissory note receivable, loan receivable, or receivables from contracts with customers.

As at June 30, 2018, the value of promissory note receivable was $1,304 (December 31, 2017 - $Nil), loan receivable was $314 (December 31, 2017 - $314), receivables from employees was $429 (December 31, 2017 - $Nil), and trade receivables was $2,415 (December 31, 2017 - $1,140). The Company is not significantly exposed to credit risk, as these receivables comprise 1.9% (December 31, 2017 - 1.4%) of the Company's total assets. As at June 30, 2018, 67.4% (December 31, 2017 - 89.3%) of the Company's trade receivables were due from 1 customer (December 31, 2017 - 2 customers).

The following represents an analysis of the age of trade receivables:

	As at June 30, 2018	As at December 31, 2017
Less than 30 days past billing date	$1,872	$1,020
31 to 60 days past billing date	253	85
61 to 90 days past billing date	-	35
Over 90 days past billing date	290	-
	$2,415	$1,140

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company's funding is primarily provided in the form of capital raised through the issuance of shares and warrants.

The following represents an analysis of the age of trade accounts payable:

	As at June 30, 2018	As at December 31, 2017
Less than 30 days past billing date	$492	$6,725
31 to 60 days past billing date	295	113
61 to 90 days past billing date	113	66
Over 90 days past billing date	223	172
	$1,123	$7,076

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(iii)	Market risk

(1)	Price risk

Price risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, market and economic conditions, and equity and commodity prices. The Company is exposed to price risk in divesting its investments, in that, unfavourable market conditions could result in dispositions of investments at less than favourable prices. Further, the revaluation of securities classified as fair value through other comprehensive income, this could result in significant write-downs of the Company's investments, which would have an adverse impact on the Company's financial position.

The Company manages price risk by having a portfolio of securities from multiple issuers, such that the Company is not singularly exposed to any one issuer. The Company has also set thresholds on purchases of investments over which the approval of the Board is required.

(2)	Concentration risk

Concentration risk is the risk that any single investment or group thereof, has the potential to materially affect the operating results of the Company. The Company is exposed to this risk as all of its investments are currently within the medical marijuana industry. As such, the Company's financial results may be adversely affected by the unfavourable performance of those investments or the industry in which they operate.

(iii)	Currency rate risk

Currency rate risk is the risk that changes in the relative value of Canadian dollars to other currencies will reduce the value of financial assets. The Company is exposed to this risk as the promissory note receivable, refer to Note 8, is denominated in Israeli Shekels.  The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company's financial position and financial results may be adversely affected by the unfavourable fluctuations in currency exchange rates.

It is management's opinion that the Company is not subject to significant interest rate risk.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

23.	Fair value hierarchy

Assets recorded at fair value on the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. In these unaudited condensed interim consolidated financial statements, cash and other investments (Canopy, Hydropothecary, and ABcann shares) are included in this category.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these unaudited condensed interim consolidated financial statements, ABcann share purchase warrants are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. In these unaudited condensed interim consolidated financial statements, other investments (Evergreen), and biological assets are included in this category.

The Company's policy for determining when transfers between levels of the fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer.

During the six months ended June 30, 2017, Hydropothecary and ABcann became publicly traded. Due to these events, the investment in Hydropothecary and ABcann were transferred out of Level 3 as the inputs for the valuation of the investment were no longer unobservable. The investment in Hydropothecary and ABcann were transferred into Level 1 of the fair value hierarchy, as the valuations of the investments were based on quoted prices in an active market.

During the six months ended June 30, 2018, there were no transfers between levels.

24.	Capital management

The Company's objectives when managing its capital are to maintain a sufficient capital base to: (i) meet its short-term obligations, (ii) sustain future operations and expansions, (iii) ensure its ability to continue as a going concern, and (iv) retain stakeholder confidence. The Company defines capital as its net assets, total assets less total liabilities. Currently, there are no quantitative criteria established as the Company is experiencing significant growth.

As at June 30, 2018, the Company managed net assets of $227,270 (December 31, 2017 - $86,368).

25.	Subsequent events

(a)

Subsequent to June 30, 2018, a total of 4,466 options were exercised in exchange for $11 in cash. These options had a weighted average exercise price of $2.55 per common share. Also, subsequent to June 30, 2018, 1,900 share appreciation rights were exercised, in lieu of the associated options, in exchange for 1,266 common shares.

(b)	Subsequent to June 30, 2018, a total of 236,602 warrants were exercised in exchange for $73 in cash. These warrants had a weighted average exercise price of $0.31 per common share.

(c)

On July 18, 2018, the Company announced a strategic joint venture with a group of investors led by Bert Mucci (the “Greenhouse Partners”), a leading Canadian large-scale greenhouse operator. The Company and the Greenhouse Partners each owns a 50% equity interest in the joint venture, Cronos Growing Company Inc. (“Cronos GrowCo”), and have equal board representation on the board of directors of Cronos GrowCo. Cronos GrowCo is planning to construct an 850,000 sq. ft. purpose-built, GMP certified greenhouse for cannabis production on approximately 100 acres of land owned by Cronos GrowCo in Kingsville, Ontario. Once fully operational, the greenhouse is expected to produce up to 70,000 kilograms of cannabis annually.